A123 Systems, Inc.

Arsenal on the Charles

321 Arsenal Street

Watertown, Massachusetts 02472

September 22, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	A123 Systems, Inc.
Registration Statement on Form S-1
File No. 333-152871
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, A123 Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-152871), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. (Washington, D.C. time) on September 23, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                                    should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                             the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

A123 SYSTEMS, INC.

By:	Eric J. Pyenson
Name: Eric J. Pyenson
Title: Vice President and General Counsel